FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... July........................................................ , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X           Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                      No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... July 27, 2010....	By....../s/...... Masashiro Kobayashi .........................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2010

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND
THE FIRST HALF ENDED JUNE 30, 2010
July 27, 2010
CONSOLIDATED RESULTS FOR THE SECOND QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Net sales	¥970,358	¥793,785	+	22.2	$11,026,795
Operating profit	113,438	44,906	+	152.6	1,289,068
Income before income taxes	112,651	35,492	+	217.4	1,280,125
Net income attributable
to Canon Inc.	¥67,638	¥15,605	+	333.4	$768,614

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥54.67	¥12.64	+	332.5	$0.62
- Diluted	54.66	12.64	+	332.4	0.62

CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months	Six months			Six months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	June 30, 2010	June 30, 2009			June 30, 2010	2010
Net sales	¥1,725,884	¥1,480,819	+	16.5	$19,612,318	¥3,750,000	+	16.9
Operating profit	200,281	64,938	+	208.4	2,275,920	360,000	+	65.9
Income before income taxes	201,503	57,886	+	248.1	2,289,807	360,000	+	64.1
Net income attributable
to Canon Inc.	¥124,449	¥33,349	+	273.2	$1,414,193	¥240,000	+	82.3

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥100.68	¥27.01	+	272.8	$1.14	¥193.53	+	81.5
- Diluted	100.68	27.01	+	272.8	1.14	-		-

	Actual
	As of June 30, 2010	As of December 31, 2009	Change(%)		As of June 30, 2010

Total assets	¥4,016,902	¥3,847,557	+	4.4	$45,646,614

Canon Inc. stockholders’ equity	¥2,699,378	¥2,688,109	+	0.4	$30,674,750

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY88=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2010, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2010 Second Quarter in Review
Looking back at the global economy in the second quarter of 2010, economic conditions continued improving broadly amid the recovery trend from the second half of 2009. Although the pace of economic recovery in Europe has remained decidedly modest largely due to sluggish consumer spending triggered by the financial concerns of Greece and other Southern European nations, along with deteriorating unemployment conditions, the United States continued to record a recovery in consumer spending along with steady export growth, while Japan saw a rapid increase in exports, mainly to Asian countries. The Asian economies, such as those of China and India, along with other emerging countries, continued to display solid growth.
As for the markets in which Canon operates amid these conditions, within the office equipment market, as had occurred earlier with color-model network digital multifunction devices (MFDs), demand for monochrome models also finally headed toward recovery. Additionally, the market for laser printers achieved a turnaround compared with the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras displayed healthy growth throughout most all global markets, while demand for compact digital cameras recovered in developed countries and grew steadily in emerging markets, such as those in Asia. With regard to inkjet printers, demand indicates a steady recovery trend with the market size expanding compared with the year-ago period. In the industry and others market, market conditions for semiconductor lithography equipment and liquid crystal display (LCD) lithography equipment were marked by an upturn in order placements, owing to improved sentiment within the semiconductor-device and LCD-panel markets. The average values of the yen during the second quarter and first half of the year were ¥91.96 and ¥91.35 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥5 and ¥4, and ¥116.34 and ¥120.20 to the euro, year-on-year appreciations of approximately ¥17 and ¥7.
Amid the effects of the strong yen, net sales for the quarter totaled ¥970.4 billion (U.S.$11,027 million), an increase of 22.2% from the year-ago period, and ¥1,725.9 billion (U.S.$19,612 million) for the first six months, a jump of 16.5%, owing to strong sales of such consumer products as digital SLR cameras, a strong recovery in sales of laser printers among office products, the turnaround within the industry and others market, and the impact of consolidation arising from corporate acquisitions, such as that of Océ N.V. Although the appreciation of the yen had a significant impact, the quarterly gross profit ratio rose 5.5 points year on year to 49.0%, and improved 5.4 points to 48.9% for the first half, mainly reflecting the launch of new products and ongoing cost-cutting efforts, along with heightened production turnover accompanying ramped up production. As a result, gross profit rose by 37.6% to ¥475.4 billion (U.S.$5,402 million) for the second quarter and increased by 31.0% to ¥843.9 billion (U.S.$9,590 million) for the six months ended June 30, 2010. Despite the impact of consolidation, Group-wide efforts to thoroughly cut spending contributed to an improvement in the operating expenses to sales ratio of 0.5 points to 37.3% for the quarter, and of 1.8 points to 37.3% for the first half of the year. Consequently, operating profit climbed approximately 2.5 fold to ¥113.4 billion (U.S.$1,289 million) for the quarter, and approximately 3.1 fold to ¥200.3 billion (U.S.$2,276 million) for the combined six-month period. Other income (deductions) recorded an increase due to an improvement in foreign currency exchange losses and earnings on investments in affiliates, leading to income before income taxes for the second quarter of ¥112.7 billion (U.S.$1,280 million), an approximately 3.2-fold increase year on year, and ¥201.5 billion (U.S.$2,290 million) for the six months ended June 30, 2010, an approximately 3.5-fold leap from the corresponding period of the previous year. Net income attributable to Canon Inc. surged approximately 4.3 fold to ¥67.6 billion (U.S.$769 million) for the quarter, and 3.7 fold to ¥124.4 billion (U.S.$1,414 million) for the first half.
Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥54.67 (U.S.$0.62), an increase of ¥42.03 (U.S.$0.48) compared with the corresponding quarter of the previous year, and ¥100.68 (U.S.$1.14) for the first half of 2010, a year-on-year increase of ¥73.67 (U.S.$0.84).

Results by Segment
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, while sales volume of color network digital MFDs increased by 39% boosted by the recovery in demand for office equipment along with the introduction of new image RUNNER ADVANCE-series products, sales volume for monochrome models increased by 21% reflecting the recovering market conditions. Laser printers, which suffered sluggish sales in the corresponding quarter of the previous year largely due to an adjustment of inventory levels, realized a significant increase in sales volume of 103%, almost double that of the previous year. Consequently, despite the significant effects of the strong yen, second-quarter sales for the segment totaled ¥521.9 billion (U.S.$5,931 million), growing 31.3% year on year, and ¥931.1 billion (U.S.$10,580 million) for the six months ended June 30, 2010, an increase of 19.9%. Operating profit increased 98.0% to ¥83.8 billion (U.S.$952 million) for the second quarter, and 72.8% to ¥155.9 billion (U.S.$1,771 million) for the combined six months of the year, mainly as a result of expanded sales and the sharp rise in the gross profit ratio.
Within the Consumer Business Unit, sales volumes of such new digital SLR cameras as the competitively priced EOS Digital Rebel T1i (EOS 500D) and the new EOS Digital Rebel T2i (EOS 550D), along with the EOS 5D Mark II and EOS 7D advanced-amateur models, sustained healthy growth. As for compact digital cameras, the Company launched four new ELPH (IXUS)-series models and five new PowerShot-series models, boosting sales volumes particularly in emerging markets. Consequently, sales volume for digital cameras recorded a year-on-year increase of 9%. With respect to inkjet printers, sales displayed solid growth, particularly in Asia, amid the market recovery, contributing to an increase in sales volume of 4%. Although the appreciation of the yen had a strong impact, sales for the segment rose 9.8% year on year to ¥364.0 billion (U.S.$4,137 million), and 14.0% to ¥654.3 billion (U.S.$7,435 million) for the six-month period. Operating profit increased by 71.6% to ¥66.9 billion (U.S.$761 million) for the quarter, and 101.3% to ¥114.3 billion (U.S.$1,298 million) for the first half, largely reflecting increased sales and the rise in the gross profit ratio.
In the Industry and Others Business Unit, independent business-related sales of Group subsidiaries increased in line with the turnaround in business conditions while sales volume of LCD lithography equipment grew appreciably, stimulated by the revival of the market. Sales volume of semiconductor lithography equipment, while remaining at a low level, also gained modestly. As a result, sales for the segment grew 27.5% to ¥108.9 billion (U.S.$1,238 million) for the quarter and 11.6% to ¥191.3 billion (U.S.$2,173 million) for the combined six months. Operating loss improved by ¥2.7 billion (U.S.$31 million) to ¥5.4 billion (U.S.$62 million) for the quarter and totaled ¥8.4 billion (U.S.$95 million) for the six-month period, a turnaround of ¥15.4 billion (U.S.$175 million) year on year owing to expanded sales combined with a reduction in expenses.
Cash Flow
During the first half of 2010, cash flows from operating activities totaled ¥348.6 billion (U.S.$3,961 million), an increase of ¥159.9 billion (U.S.$1,817 million) from the year-ago period, mainly due to the significant increase in profit. Although investments, such as for the acquisition of shares of Océ N.V. to strengthen the printing business, increased substantially, capital investment was focused on items relevant to introducing new products, which led to a year-on-year decrease of cash flows from investing activities of ¥41.3 billion (U.S.$470 million) to ¥177.0 billion (U.S.$2,011 million). Accordingly, free cash flows totaled ¥171.6 billion (U.S.$1,950 million), an increase of ¥201.2 billion (U.S.$2,287 million) from the corresponding year-ago period.
Cash flows from financing activities recorded an outlay of ¥150.6 billion (U.S.$1,711 million), mainly arising from the dividend payout coupled with the partial repayment of borrowings of Océ N.V. Cash and cash equivalents decreased by ¥23.3 billion (U.S.$265 million) to ¥771.7 billion (U.S.$8,769 million) from the end of the previous year due to the foreign currency translation adjustments stemming from the strong yen.

Outlook
As for the outlook in the third quarter and thereafter, although developed countries, especially in Europe, face uncertainty regarding future prospects due to such factors as fiscal challenges and employment problems, those economies appear to be steadily headed for recovery with China and other emerging nations, which are expected to fuel global growth, likely to continue enjoying healthy expansion.
In the businesses in which Canon is involved, within the office equipment market, demand for such products as color network digital MFDs and laser printers are projected to head toward a full-fledged recovery. With respect to the consumer products market, demand for digital SLR cameras and compact digital cameras is expected to achieve solid growth while sales of inkjet printers will likely expand gradually in response to the economic turnaround. As for the industry and others market, demand for semiconductor lithography equipment is expected to regain momentum as device makers begin investing again while demand for LCD lithography equipment is also expected to increase sharply as LCD panel manufacturers gear up to boost production.
With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook is based, despite the effects of the financial concerns of Greece and other Southern European nations, along with uncertainty over future interest rate policies for major countries and other factors, Canon anticipates exchange rates for the period of ¥90 to the U.S. dollar and ¥110 to the euro, representing appreciations of approximately ¥1 against the U.S. dollar, and approximately ¥23 against the euro compared with the previous year. Upon taking into consideration current business sentiment based on these foreign exchange rate assumptions, Canon maintains its previous projections: net sales of ¥3,750.0 billion (U.S.$42,614 million), a year-on-year increase of 16.9%; operating profit of ¥360.0 billion (U.S.$4,091 million), a year-on-year increase of 65.9%; income before income taxes of ¥360.0 billion (U.S.$4,091 million), a year-on-year increase of 64.1%; and net income attributable to Canon Inc. of ¥240.0 billion (U.S.$2,727 million), a year-on-year increase of 82.3%.
Consolidated Outlook
Fiscal year

	Millions of yen

	Year ending		Change	Year ended	Change (%)
	December 31, 2010			December 31, 2009
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,750,000	¥3,750,000	¥0	¥3,209,201	+ 16.9%
Operating profit	360,000	360,000	0	217,055	+ 65.9%
Income before income taxes	360,000	360,000	0	219,355	+ 64.1%
Net income attributable to Canon Inc.	¥240,000	¥240,000	¥0	¥131,647	+ 82.3%

Basic Policy Regarding Profit Distribution
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance. Specifically, Canon’s medium- to long-term objective is to continuously strive to raise its consolidated payout ratio to approximately 30%.
The company plans to distribute an interim dividend of ¥55.00 (U.S.$0.63) per share for fiscal 2010, the same amount per share as fiscal 2009, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	June 30,	December 31,	Change	June 30,
	2010	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	¥771,697	¥795,034	¥(23,337)	$8,769,284
Short-term investments	35,264	19,089	16,175	400,727
Trade receivables, net	547,961	556,572	(8,611)	6,226,830
Inventories	427,767	373,241	54,526	4,860,989
Prepaid expenses and other current assets	295,678	273,843	21,835	3,359,977

Total current assets	2,078,367	2,017,779	60,588	23,617,807

Noncurrent receivables	15,789	14,936	853	179,420
Investments	86,426	114,066	(27,640)	982,114
Property, plant and equipment, net	1,263,422	1,269,785	(6,363)	14,357,068
Intangible assets, net	170,158	117,396	52,762	1,933,614
Other assets	402,740	313,595	89,145	4,576,591

Total assets	¥4,016,902	¥3,847,557	¥169,345	$45,646,614

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥6,834	¥4,869	¥1,965	$77,659
Trade payables	385,682	339,113	46,569	4,382,750
Accrued income taxes	66,818	50,105	16,713	759,295
Accrued expenses	280,191	274,300	5,891	3,183,989
Other current liabilities	137,368	115,303	22,065	1,561,000

Total current liabilities	876,893	783,690	93,203	9,964,693
Long-term debt, excluding current installments	5,444	4,912	532	61,864
Accrued pension and severance cost	177,412	115,904	61,508	2,016,046
Other noncurrent liabilities	80,870	63,651	17,219	918,977

Total liabilities	1,140,619	968,157	172,462	12,961,580

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,985,932
Additional paid-in capital	407,031	404,293	2,738	4,625,352
Legal reserve	55,291	54,687	604	628,307
Retained earnings	2,918,817	2,871,437	47,380	33,168,375
Accumulated other comprehensive income (loss)	(333,405)	(260,818)	(72,587)	(3,788,693)
Treasury stock, at cost	(523,118)	(556,252)	33,134	(5,944,523)

Total Canon Inc. stockholders’ equity	2,699,378	2,688,109	11,269	30,674,750

Noncontrolling interests	176,905	191,291	(14,386)	2,010,284

Total equity	2,876,283	2,879,400	(3,117)	32,685,034

Total liabilities and equity	¥4,016,902	¥3,847,557	¥169,345	$45,646,614

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	June 30,	December 31,		June 30,
	2010	2009		2010
Notes:
1. Allowance for doubtful receivables	¥16,250	¥11,343		$184,659
2. Accumulated depreciation	1,861,721	1,815,982		21,155,920
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(275,371)	(202,628)		(3,129,216)
Net unrealized gains and losses on securities	1,700	3,285		19,318
Net gains and losses on derivative instruments	2,033	71		23,102
Pension liability adjustments	(61,767)	(61,546)		(701,897)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. CONSOLIDATED STATEMENTS OF INCOME

Results for the second quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Net sales	¥970,358	¥793,785	+	22.2	$11,026,795
Cost of sales	494,995	448,320			5,624,943

Gross profit	475,363	345,465	+	37.6	5,401,852
Operating expenses:
Selling, general and administrative expenses	280,033	219,742			3,182,193
Research and development expenses	81,892	80,817			930,591

	361,925	300,559			4,112,784

Operating profit	113,438	44,906	+	152.6	1,289,068
Other income (deductions):
Interest and dividend income	1,722	1,357			19,568
Interest expense	(867)	(137)			(9,852)
Other, net	(1,642)	(10,634)			(18,659)

	(787)	(9,414)			(8,943)

Income before income taxes	112,651	35,492	+	217.4	1,280,125

Income taxes	43,858	17,346			498,386

Consolidated net income	68,793	18,146			781,739
Less: Net income attributable to noncontrolling interests	1,155	2,541			13,125

Net income attributable to Canon Inc.	¥67,638	¥15,605	+	333.4	$768,614

Note:	Consolidated comprehensive income for the three months ended June 30, 2010 and 2009 was JPY 5,095 million (decrease) (U.S.$ 57,898 thousand (decrease)) and JPY 37,400 million (increase), respectively.

Results for the first half	Millions of yen				Thousands of
					U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Net sales	¥1,725,884	¥1,480,819	+	16.5	$19,612,318
Cost of sales	881,953	836,540			10,022,193

Gross profit	843,931	644,279	+	31.0	9,590,125
Operating expenses:
Selling, general and administrative expenses	490,825	425,735			5,577,557
Research and development expenses	152,825	153,606			1,736,648

	643,650	579,341			7,314,205

Operating profit	200,281	64,938	+	208.4	2,275,920
Other income (deductions):
Interest and dividend income	2,743	2,791			31,171
Interest expense	(953)	(221)			(10,830)
Other, net	(568)	(9,622)			(6,454)

	1,222	(7,052)			13,887

Income before income taxes	201,503	57,886	+	248.1	2,289,807
Income taxes	73,975	24,105			840,625

Consolidated net income	127,528	33,781			1,449,182
Less: Net income attributable to noncontrolling interests	3,079	432			34,989

Net income attributable to Canon Inc.	¥124,449	¥33,349	+	273.2	$1,414,193

Note:	Consolidated comprehensive income for the six months ended June 30, 2010 and 2009 was JPY 52,747 million (increase) (U.S.$ 599,398 thousand (increase)) and JPY 91,273 million (increase), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by business unit	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Office	¥521,943	¥397,630	+	31.3	$5,931,170
Consumer	364,027	331,542	+	9.8	4,136,670
Industry and Others	108,930	85,464	+	27.5	1,237,841
Eliminations	(24,542)	(20,851)		-	(278,886)

Total	¥970,358	¥793,785	+	22.2	$11,026,795

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Japan	¥170,145	¥173,378	-	1.9	$1,933,466
Overseas:
Americas	269,939	225,529	+	19.7	3,067,489
Europe	310,969	239,108	+	30.1	3,533,739
Other areas	219,305	155,770	+	40.8	2,492,101

	800,213	620,407	+	29.0	9,093,329

Total	¥970,358	¥793,785	+	22.2	$11,026,795

Results for the first half

					Thousands of
	Millions of yen				U.S. dollars
	Six months	Six months			Six months
Sales by business unit	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Office	¥931,077	¥776,300	+	19.9	$10,580,420
Consumer	654,314	573,934	+	14.0	7,435,386
Industry and Others	191,258	171,318	+	11.6	2,173,386
Eliminations	(50,765)	(40,733)		-	(576,874)

Total	¥1,725,884	¥1,480,819	+	16.5	$19,612,318

					Thousands of
	Millions of yen				U.S. dollars
	Six months	Six months			Six months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010
Japan	¥337,661	¥342,882	-	1.5	$3,837,057
Overseas:
Americas	474,494	401,860	+	18.1	5,391,977
Europe	541,647	449,175	+	20.6	6,155,080
Other areas	372,082	286,902	+	29.7	4,228,204

	1,388,223	1,137,937	+	22.0	15,775,261

Total	¥1,725,884	¥1,480,819	+	16.5	$19,612,318

Notes:	1.	The primary products included in each of the segments are as follows:
Office :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs /
Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers /Large format inkjet printers
Consumer :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders /
Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / Broadcasting equipment
Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners / Calculators
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Six months	Six months	Six months
	ended	ended	ended
	June 30, 2010	June 30, 2009	June 30, 2010
Cash flows from operating activities:
Consolidated net income	¥127,528	¥33,781	$1,449,182
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	125,968	155,003	1,431,455
(Gain) loss on disposal of property, plant and equipment	4,597	(2,977)	52,239
Deferred income taxes	4,911	11,367	55,807
Decrease in trade receivables	15,598	101,401	177,250
(Increase) decrease in inventories	(49,876)	98,766	(566,773)
Increase (decrease) in trade payables	87,995	(146,775)	999,943
Increase (decrease) in accrued income taxes	19,734	(52,879)	224,250
Decrease in accrued expenses	(24,228)	(40,676)	(275,318)
Increase in accrued (prepaid) pension and severance cost	2,605	824	29,602
Other, net	33,743	30,866	383,443

Net cash provided by operating activities	348,575	188,701	3,961,080
Cash flows from investing activities:
Purchases of fixed assets	(96,783)	(195,449)	(1,099,807)
Proceeds from sale of fixed assets	1,306	8,450	14,841
Purchases of available-for-sale securities	(9,028)	(50)	(102,591)
Proceeds from sale and maturity of available-for-sale securities	24	241	273
Increase in time deposits, net	(16,840)	(20,153)	(191,364)
Acquisitions of subsidiaries, net of cash acquired	(55,533)	(2,979)	(631,057)
Purchases of other investments	(505)	(10,133)	(5,739)
Other, net	377	1,741	4,285

Net cash used in investing activities	(176,982)	(218,332)	(2,011,159)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	3,107	2,228	35,307
Repayments of long-term debt	(2,751)	(3,232)	(31,261)
Decrease in short-term loans, net	(76,661)	(204)	(871,148)
Dividends paid	(67,897)	(67,897)	(771,557)
Repurchases of treasury stock, net	(5,022)	(18)	(57,068)
Other, net	(1,381)	(2,237)	(15,693)

Net cash used in financing activities	(150,605)	(71,360)	(1,711,420)
Effect of exchange rate changes on cash and cash equivalents	(44,325)	25,360	(503,694)

Net change in cash and cash equivalents	(23,337)	(75,631)	(265,193)
Cash and cash equivalents at beginning of period	795,034	679,196	9,034,477

Cash and cash equivalents at end of period	¥771,697	¥603,565	$8,769,284

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION
      Not applicable.
6.  SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the second quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010

Office
Net sales:
External customers	¥521,061	¥395,485	+	31.8	$5,921,148
Intersegment	882	2,145	-	58.9	10,022

Total	521,943	397,630	+	31.3	5,931,170

Operating cost and expenses	438,159	355,321	+	23.3	4,979,079

Operating profit	¥83,784	¥42,309	+	98.0	$952,091

Consumer
Net sales:
External customers	¥363,562	¥331,148	+	9.8	$4,131,386
Intersegment	465	394	+	18.0	5,284

Total	364,027	331,542	+	9.8	4,136,670

Operating cost and expenses	297,094	292,526	+	1.6	3,376,068

Operating profit	¥66,933	¥39,016	+	71.6	$760,602

Industry and Others
Net sales:
External customers	¥85,735	¥67,152	+	27.7	$974,261
Intersegment	23,195	18,312	+	26.7	263,580

Total	108,930	85,464	+	27.5	1,237,841

Operating cost and expenses	114,354	93,622	+	22.1	1,299,477

Operating profit (loss)	¥(5,424)	¥(8,158)		-	$(61,636)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(24,542)	(20,851)		-	(278,886)

Total	(24,542)	(20,851)		-	(278,886)

Operating cost and expenses	7,313	7,410		-	83,103

Operating profit	¥(31,855)	¥(28,261)		-	$(361,989)

Consolidated
Net sales:
External customers	¥970,358	¥793,785	+	22.2	$11,026,795
Intersegment	-	-		-	-

Total	970,358	793,785	+	22.2	11,026,795

Operating cost and expenses	856,920	748,879	+	14.4	9,737,727

Operating profit	¥113,438	¥44,906	+	152.6	$1,289,068

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the first half	Millions of yen				Thousands of
					U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010

Office
Net sales:
External customers	¥926,577	¥771,647	+	20.1	$10,529,284
Intersegment	4,500	4,653	-	3.3	51,136

Total	931,077	776,300	+	19.9	10,580,420

Operating cost and expenses	775,206	686,089	+	13.0	8,809,159

Operating profit	¥155,871	¥90,211	+	72.8	$1,771,261

Consumer
Net sales:
External customers	¥653,291	¥573,041	+	14.0	$7,423,761
Intersegment	1,023	893	+	14.6	11,625

Total	654,314	573,934	+	14.0	7,435,386

Operating cost and expenses	540,048	517,164	+	4.4	6,136,909

Operating profit	¥114,266	¥56,770	+	101.3	$1,298,477

Industry and Others
Net sales:
External customers	¥146,016	¥136,131	+	7.3	$1,659,273
Intersegment	45,242	35,187	+	28.6	514,113

Total	191,258	171,318	+	11.6	2,173,386

Operating cost and expenses	199,637	195,117	+	2.3	2,268,602

Operating profit (loss)	¥(8,379)	¥(23,799)		-	$(95,216)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(50,765)	(40,733)		-	(576,874)

Total	(50,765)	(40,733)		-	(576,874)

Operating cost and expenses	10,712	17,511		-	121,728

Operating profit	¥(61,477)	¥(58,244)		-	$(698,602)

Consolidated
Net sales:
External customers	¥1,725,884	¥1,480,819	+	16.5	$19,612,318
Intersegment	-	-		-	-

Total	1,725,884	1,480,819	+	16.5	19,612,318

Operating cost and expenses	1,525,603	1,415,881	+	7.7	17,336,398

Operating profit	¥200,281	¥64,938	+	208.4	$2,275,920

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010

Japan
Net sales:
External customers	¥215,079	¥202,506	+	6.2	$2,444,080
Intersegment	518,487	415,184	+	24.9	5,891,897

Total	733,566	617,690	+	18.8	8,335,977

Operating cost and expenses	618,506	569,314	+	8.6	7,028,477

Operating profit	¥115,060	¥48,376	+	137.8	$1,307,500

Americas
Net sales:
External customers	¥265,607	¥220,095	+	20.7	$3,018,261
Intersegment	788	187	+	321.4	8,955

Total	266,395	220,282	+	20.9	3,027,216

Operating cost and expenses	258,837	218,374	+	18.5	2,941,330

Operating profit	¥7,558	¥1,908	+	296.1	$85,886

Europe
Net sales:
External customers	¥309,486	¥238,750	+	29.6	$3,516,886
Intersegment	932	502	+	85.7	10,591

Total	310,418	239,252	+	29.7	3,527,477

Operating cost and expenses	297,294	234,078	+	27.0	3,378,341

Operating profit	¥13,124	¥5,174	+	153.7	$149,136

Others
Net sales:
External customers	¥180,186	¥132,434	+	36.1	$2,047,568
Intersegment	184,022	117,943	+	56.0	2,091,159

Total	364,208	250,377	+	45.5	4,138,727

Operating cost and expenses	350,070	240,985	+	45.3	3,978,068

Operating profit	¥14,138	¥9,392	+	50.5	$160,659

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(704,229)	(533,816)		-	(8,002,602)

Total	(704,229)	(533,816)		-	(8,002,602)

Operating cost and expenses	(667,787)	(513,872)		-	(7,588,489)

Operating profit	¥(36,442)	¥(19,944)		-	$(414,113)

Consolidated
Net sales:
External customers	¥970,358	¥793,785	+	22.2	$11,026,795
Intersegment	-	-		-	-

Total	970,358	793,785	+	22.2	11,026,795

Operating cost and expenses	856,920	748,879	+	14.4	9,737,727

Operating profit	¥113,438	¥44,906	+	152.6	$1,289,068

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2010	June 30, 2009			June 30, 2010

Japan
Net sales:
External customers	¥404,462	¥416,201	-	2.8	$4,596,159
Intersegment	952,682	719,475	+	32.4	10,825,932

Total	1,357,144	1,135,676	+	19.5	15,422,091

Operating cost and expenses	1,146,939	1,054,986	+	8.7	13,033,398

Operating profit	¥210,205	¥80,690	+	160.5	$2,388,693

Americas
Net sales:
External customers	¥466,654	¥391,236	+	19.3	$5,302,886
Intersegment	1,112	965	+	15.2	12,636

Total	467,766	392,201	+	19.3	5,315,522

Operating cost and expenses	456,262	390,432	+	16.9	5,184,795

Operating profit	¥11,504	¥1,769	+	550.3	$130,727

Europe
Net sales:
External customers	¥538,336	¥447,612	+	20.3	$6,117,455
Intersegment	2,188	937	+	133.5	24,863

Total	540,524	448,549	+	20.5	6,142,318

Operating cost and expenses	520,566	435,064	+	19.7	5,915,523

Operating profit	¥19,958	¥13,485	+	48.0	$226,795

Others
Net sales:
External customers	¥316,432	¥225,770	+	40.2	$3,595,818
Intersegment	335,783	208,295	+	61.2	3,815,717

Total	652,215	434,065	+	50.3	7,411,535

Operating cost and expenses	627,262	420,583	+	49.1	7,127,978

Operating profit	¥24,953	¥13,482	+	85.1	$283,557

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,291,765)	(929,672)		-	(14,679,148)

Total	(1,291,765)	(929,672)		-	(14,679,148)

Operating cost and expenses	(1,225,426)	(885,184)		-	(13,925,296)

Operating profit	¥(66,339)	¥(44,488)		-	$(753,852)

Consolidated
Net sales:
External customers	¥1,725,884	¥1,480,819	+	16.5	$19,612,318
Intersegment	-	-		-	-

Total	1,725,884	1,480,819	+	16.5	19,612,318

Operating cost and expenses	1,525,603	1,415,881	+	7.7	17,336,398

Operating profit	¥200,281	¥64,938	+	208.4	$2,275,920

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
      None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	June 30, 2010	December 31, 2009	Change
Subsidiaries	308	241	67
Affiliates	15	15	-
Total	323	256	67

2.	Change in Group Entities

Subsidiaries
Addition:	82 companies
Removal:	15 companies

Affiliates (Carried at Equity Basis)
Addition:	3 companies
Removal:	3 companies
3.	Subsidiaries Listed on Domestic Stock Exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc. Osaka Securities Exchange (2nd section): Canon Machinery Inc. JASDAQ: Tokki Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

July 27, 2010
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2010
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2010			2009			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Japan
Office	96,246	191,760	-	94,881	192,298	374,275	+1.4%	-0.3%	-

Consumer	50,454	96,631	-	52,203	97,157	219,036	-3.4%	-0.5%	-

Industry and Others	23,445	49,270	-	26,294	53,427	109,033	-10.8%	-7.8%	-

Total	170,145	337,661	716,700	173,378	342,882	702,344	-1.9%	-1.5%	+2.0%

Overseas
Office	424,815	734,817	-	300,604	579,349	1,260,781	+41.3%	+26.8%	-

Consumer	313,108	556,660	-	278,945	475,884	1,080,158	+12.2%	+17.0%	-

Industry and Others	62,290	96,746	-	40,858	82,704	165,918	+52.5%	+17.0%	-

Total	800,213	1,388,223	3,033,300	620,407	1,137,937	2,506,857	+29.0%	+22.0%	+21.0%

Americas
Office	155,172	274,729	-	117,314	222,295	485,180	+32.3%	+23.6%	-

Consumer	104,403	180,568	-	96,723	159,407	367,035	+7.9%	+13.3%	-

Industry and Others	10,364	19,197	-	11,492	20,158	41,939	-9.8%	-4.8%	-

Total	269,939	474,494	1,051,900	225,529	401,860	894,154	+19.7%	+18.1%	+17.6%

Europe
Office	197,298	335,150	-	129,686	259,559	565,656	+52.1%	+29.1%	-

Consumer	106,390	192,573	-	103,896	177,825	405,173	+2.4%	+8.3%	-

Industry and Others	7,281	13,924	-	5,526	11,791	24,321	+31.8%	+18.1%	-

Total	310,969	541,647	1,164,700	239,108	449,175	995,150	+30.1%	+20.6%	+17.0%

Other areas
Office	72,345	124,938	-	53,604	97,495	209,945	+35.0%	+28.1%	-

Consumer	102,315	183,519	-	78,326	138,652	307,950	+30.6%	+32.4%	-

Industry and Others	44,645	63,625	-	23,840	50,755	99,658	+87.3%	+25.4%	-

Total	219,305	372,082	816,700	155,770	286,902	617,553	+40.8%	+29.7%	+32.2%

Intersegment
Office	882	4,500	-	2,145	4,653	10,020	-58.9%	-3.3%	-

Consumer	465	1,023	-	394	893	1,966	+18.0%	+14.6%	-

Industry and Others	23,195	45,242	-	18,312	35,187	83,047	+26.7%	+28.6%	-

Eliminations	(24,542)	(50,765)	-	(20,851)	(40,733)	(95,033)	-	-	-

Total	0	0	0	0	0	0	-	-	-

Total
Office	521,943	931,077	2,015,100	397,630	776,300	1,645,076	+31.3%	+19.9%	+22.5%

Consumer	364,027	654,314	1,400,000	331,542	573,934	1,301,160	+9.8%	+14.0%	+7.6%

Industry and Others	108,930	191,258	409,500	85,464	171,318	357,998	+27.5%	+11.6%	+14.4%

Eliminations	(24,542)	(50,765)	(74,600)	(20,851)	(40,733)	(95,033)	-	-	-

Total	970,358	1,725,884	3,750,000	793,785	1,480,819	3,209,201	+22.2%	+16.5%	+16.9%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2010			2009			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Office
External customers	521,061	926,577	2,008,100	395,485	771,647	1,635,056	+31.8%	+20.1%	+22.8%
Intersegment	882	4,500	7,000	2,145	4,653	10,020	-58.9%	-3.3%	-30.1%

Total sales	521,943	931,077	2,015,100	397,630	776,300	1,645,076	+31.3%	+19.9%	+22.5%

Operating profit	83,784	155,871	285,000	42,309	90,211	229,396	+98.0%	+72.8%	+24.2%
% of sales	16.1%	16.7%	14.1%	10.6%	11.6%	13.9%	-	-	-

Consumer
External customers	363,562	653,291	1,397,800	331,148	573,041	1,299,194	+9.8%	+14.0%	+7.6%
Intersegment	465	1,023	2,200	394	893	1,966	+18.0%	+14.6%	+11.9%

Total sales	364,027	654,314	1,400,000	331,542	573,934	1,301,160	+9.8%	+14.0%	+7.6%

Operating profit	66,933	114,266	231,000	39,016	56,770	183,492	+71.6%	+101.3%	+25.9%
% of sales	18.4%	17.5%	16.5%	11.8%	9.9%	14.1%	-	-	-

Industry and Others
External customers	85,735	146,016	344,100	67,152	136,131	274,951	+27.7%	+7.3%	+25.1%
Intersegment	23,195	45,242	65,400	18,312	35,187	83,047	+26.7%	+28.6%	-21.2%

Total sales	108,930	191,258	409,500	85,464	171,318	357,998	+27.5%	+11.6%	+14.4%

Operating profit	(5,424)	(8,379)	(2,800)	(8,158)	(23,799)	(75,956)	-	-	-
% of sales	-5.0%	-4.4%	-0.7%	-9.5%	-13.9%	-21.2%	-	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(24,542)	(50,765)	(74,600)	(20,851)	(40,733)	(95,033)	-	-	-

Total sales	(24,542)	(50,765)	(74,600)	(20,851)	(40,733)	(95,033)	-	-	-

Operating profit	(31,855)	(61,477)	(153,200)	(28,261)	(58,244)	(119,877)	-	-	-

Consolidated
External customers	970,358	1,725,884	3,750,000	793,785	1,480,819	3,209,201	+22.2%	+16.5%	+16.9%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	970,358	1,725,884	3,750,000	793,785	1,480,819	3,209,201	+22.2%	+16.5%	+16.9%

Operating profit	113,438	200,281	360,000	44,906	64,938	217,055	+152.6%	+208.4%	+65.9%
% of sales	11.7%	11.6%	9.6%	5.7%	4.4%	6.8%	-	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS		(Millions of yen)

	2010			2009			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Interest and dividend, net	855	1,790	4,200	1,220	2,570	4,866	(365)	(780)	(666)
Forex gain / loss	(551)	2,195	4,000	(5,708)	(1,953)	1,842	+5,157	+4,148	+2,158
Equity earnings / loss of affiliated companies	16,056	12,875	13,400	(6,707)	(12,013)	(12,649)	+22,763	+24,888	+26,049
Other, net	(17,147)	(15,638)	(21,600)	1,781	4,344	8,241	(18,928)	(19,982)	(29,841)

Total	(787)	1,222	0	(9,414)	(7,052)	2,300	+8,627	+8,274	(2,300)

(P)=Projection

- S2 -

Canon Inc.
4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2010			2009
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year

Office
Monochrome copiers	15%	16%	15%	22%	21%	20%
Color copiers	17%	18%	17%	21%	20%	19%
Other printing devices	49%	51%	49%	50%	50%	53%
Others	19%	15%	19%	7%	9%	8%

Consumer
Cameras	71%	69%	69%	69%	67%	68%
Inkjet printers	23%	24%	25%	24%	26%	25%
Others	6%	7%	6%	7%	7%	7%

Industry and Others
Lithography equipment	28%	20%	23%	22%	24%	19%
Others	72%	80%	77%	78%	76%	81%

						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2010
	2nd quarter	1st half	Year (P)

Office
Japan	+1.4%	-0.3%	-
Overseas	+50.3%	+32.5%	-

Total	+38.1%	+24.1%	+27.5%

Consumer
Japan	-3.4%	-0.5%	-
Overseas	+20.9%	+22.0%	-

Total	+17.1%	+18.2%	+13.3%

Industry and Others
Japan	-10.8%	-7.8%	-
Overseas	+55.5%	+18.3%	-

Total	+28.9%	+12.3%	+15.4%

Total
Japan	-1.9%	-1.5%	+2.0%
Overseas	+37.4%	+27.1%	+27.4%
Americas	+25.8%	+23.6%	+21.0%
Europe	+43.6%	+27.4%	+28.8%
Other areas	+44.7%	+31.4%	+34.4%

Total	+28.8%	+20.4%	+21.9%

			(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2010		2009
	1st half	Year (P)	1st half	Year

ROE *1	9.2%	8.8%	2.5%	4.9%

ROA *2	6.3%	6.0%	1.7%	3.4%

* 1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity				(P)=Projection
* 2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)
	2010			2009
	1st half	2nd half (P)	Year (P)	1st half	Year

Yen/US$	91.35	90.00	90.63	95.74	93.21
Yen/Euro	120.20	110.00	114.74	127.50	130.46

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2010
	1st half	Year (P)

US$	(30.6)	(46.1)
Euro	(24.3)	(106.1)
Other currencies	+2.4	+1.9

Total	(52.5)	(150.3)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2010
	2nd half (P)

On sales
US$	9.8
Euro	4.4

On operating profit
US$	4.7
Euro	2.7

(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2010		2009
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities	348,575	610,000	188,701	611,235
Net cash used in investing activities	(176,982)	(310,000)	(218,332)	(370,244)
Free cash flow	171,593	300,000	(29,631)	240,991
Net cash used in financing activities	(150,605)	(220,000)	(71,360)	(142,379)
Effect of exchange rate changes on cash and cash equivalents	(44,325)	(40,000)	25,360	17,226
Net change in cash and cash equivalents	(23,337)	40,000	(75,631)	115,838
Cash and cash equivalents at end of period	771,697	835,000	603,565	795,034
(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE					(Millions of yen)
		2010		2009
		1st half	Year (P)	1st half	Year

	Office	44,127	-	40,298	78,872
	Consumer	40,498	-	36,781	74,131
	Industry and Others	10,083	-	11,313	23,300
	Corporate and Eliminations	58,117	-	65,214	128,297

	Total	152,825	320,000	153,606	304,600

%	of sales	8.9%	8.5%	10.4%	9.5%

				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

				(Millions of yen)

		2010		2009
		1st half	Year (P)	1st half	Year

	Increase in PP&E	70,051	200,000	133,379	216,128
	Depreciation and amortization	125,968	300,000	155,003	315,393

				(P)=Projection

11. INVENTORIES

	(1) Inventories		(Millions of yen)

		2010	2009	Difference

		Jun.30	Dec.31

	Office	192,703	144,941	+47,762
	Consumer	116,609	113,975	+2,634
	Industry and Others	118,455	114,325	+4,130

	Total	427,767	373,241	+54,526

(2) Inventories/Sales*				(Days)

		2010	2009	Difference

		Jun.30	Dec.31

	Office	38	30	+8
	Consumer	33	29	+4
	Industry and Others	154	158	(4)

	Total	45	39	+6

	* Index based on the previous six months sales.

12. DEBT RATIO

		2010	2009	Difference

		Jun.30	Dec.31

	Total debt / Total assets	0.3%	0.3%	0.0%

13. OVERSEAS PRODUCTION RATIO

		2010	2009

		1st half	Year

	Overseas production ratio	48%	40%

14. NUMBER OF EMPLOYEES

		2010	2009	Difference

		Jun.30	Dec.31

	Japan	73,997	73,635	+362
	Overseas	119,807	95,244	+24,563

	Total	193,804	168,879	+24,925

- S5 -